Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Thoughtworks Holding, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88546E105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88546E105	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons Siemens AG
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 24,152,051
	6	Shared Voting Power 0
	7	Sole Dispositive Power 24,152,051
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 24,152,051
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.9%
12	Type of Reporting Person OO

CUSIP No. 88546E105	Schedule 13G	Page 2 of 4

ITEM 1.	(a) Name of Issuer:

Thoughtworks Holding, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

200 East Randolph Street, 25th Floor, Chicago, IL 60601

ITEM 2.	(a) Name of Person Filing:

This statement is filed on behalf of Siemens AG (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is Otto-Hahn-Ring 6, 81739 Munich, Germany.

(c)	Citizenship of each Reporting Person is:

Siemens AG is organized under the laws of Germany.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”).

(e)	CUSIP Number:

88546E105

ITEM 3.

Not applicable.

CUSIP No. 88546E105	Schedule 13G	Page 3 of 4

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2021, based upon 305,117,043 shares of Common Stock outstanding as of November 11, 2021, as disclosed in the Quarterly Report on Form 10-Q as filed by the Issuer with the Securities and Exchange Commission on November 15, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Siemens AG	24,152,051	7.9%	24,152,051	0	24,152,051	0

Siemens AG is the record owner of the shares of Common Stock reported herein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 88546E105	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2022

Siemens AG

By:	/s/ Christian A. Bleiweiss
Name:	Christian A. Bleiweiss
Title:	Chief Counsel M&A

By:	/s/ Yves Metzner
Name:	Yves Metzner
Title:	SVP M&A